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Cover Page

Document Name:                                   Extraordinary Report

Filed with:                                      The Director General of the Kanto Local Finance Bureau

Filing Date:                                     August 3, 2005

Corporate Name:                                  TOYOTA MOTOR CORPORATION

Name and Title of Representative:                Katsuaki Watanabe, President

Location of Head Office:                         1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:                                (0565)28-2121

Name and Title of Person to Contact              Yuji Maki, General Manager of Financial Reporting Department,
                                                 Accounting Division

Nearest Place to Contact:                        4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:                                (03)3817-7111

Name and Title of Person to Contact:             Hideyuki Hamada, General Manager, Financial & Accounting
                                                 Department, Tokyo General Administration Division

Places of Public Inspection:                     Tokyo Stock Exchange, Inc.
                                                 (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)
                                                 Nagoya Stock Exchange, Inc.
                                                 (3-17, Sakae 3-chome, Naka-ku, Nagoya)
                                                 Osaka Securities Exchange Co., Ltd.
                                                 (8-16, Kitahama 1-chome, Chuo-ku, Osaka)
                                                 Fukuoka Stock Exchange
                                                 (14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
                                                 Sapporo Securities Exchange
                                                 (14-1, Minamiichijo-nishi 5-chome, Chuo-ku, Sapporo)
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1.   Reason for Filing

     Toyota Motor Europe S.A./N.V. and Toyota Motor Engineering & Manufacturing Europe S.A./N.V. will no longer be specified subsidiaries of Toyota Motor Corporation ("TMC") due to their merger with Toyota Motor Marketing Europe S.A./N.V., which is a specified subsidiary of TMC, as of the date of merger, October 1, 2005. For this reason, we file this report under Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 1 and Paragraph 2, Item 3 of the Cabinet Office Ordinance Concerning Disclosure of Affairs, Etc. of Corporations.

2.   Contents of the Report

     Companies which cease to be specified subsidiaries

     (1) The trade name, address, name of representative, common stock and description of business of the specified subsidiary

          Trade name:                    Toyota Motor Europe S.A./N.V.

          Address:                       Avenue du Bourget 60, Brussels, Belgium

          Name of Representative:        Shinichi Sasaki, President

          Common Stock:                  EUR 2,588,845 thousand

          Description of Business:       Holding company for Toyota Motor
                                         Engineering & Manufacturing Europe
                                         S.A./N.V. and Toyota Motor Marketing
                                         Europe S.A./N.V., and Activities
                                         relating to external affairs,
                                         public relations and research in
                                         Europe

          Trade name:                    Toyota Motor Engineering &
                                         Manufacturing Europe S.A./N.V.

          Address:                       Avenue du Bourget 60, Brussels, Belgium

          Name of Representative:        Shinichi Sasaki, President

          Common Stock:                  EUR 2,028,462 thousand

          Description of Business:       Production control support and
                                         research and development of
                                         vehicles and parts thereof in Europe

          (2) The number of voting rights in Toyota Motor Europe S.A./N.V. held by TMC and TMC's holding ratio against the total number of the voting rights before the change.

                     25,888,458 (100%)

               The number of voting rights in Toyota Motor Engineering & Manufacturing Europe S.A./N.V. held by TMC and TMC's holding ratio against the total number of the voting rights before the change.

                     81,825,818 (100%)


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          (3)  The number of voting rights in Toyota Motor Europe S.A./N.V. held by TMC and TMC's holding ratio against the total number of the voting rights after the change.

                     0 (0%)

               The number of voting rights in Toyota Motor Engineering & Manufacturing Europe S.A./N.V. held by TMC and TMC's holding ratio against the total number of the voting rights after the change.

                     0 (0%)

          (4)  Reason for the change

               As Toyota Motor Europe S.A./N.V. and Toyota Motor Engineering & Manufacturing Europe S.A./N.V. will no longer fall under the category of specified subsidiaries of TMC as these companies will cease to exist as a result of the merger with Toyota Motor Marketing Europe S.A./N.V., which is a specified subsidiary of TMC, as of the date of merger on October 1, 2005.

          (5)  Date of change

               October 1, 2005